October 15, 2004


Gary Johnson
President and Chief Financial Officer
PortalPlayer, Inc.
3255 Scott Boulevard, Bldg. 1
Santa Clara, CA 95054

Re:	PortalPlayer, Inc.
Amendment No. 2 to Registration Statement on Form S-1
	File No. 333-117900

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Please include an updated and signed consent from your independent auditors with any amendment filed.

Consolidated Financial Statements
2. We reference your response to our prior comment numbers 3 and 7. We note that the difference between the convertible preferred stock on the balance sheets at June 30, 2004 of $85,001 and the amount included in Note 8 of $83,152 is related to the increase in fair value of the Series D convertible preferred stock for the six months ended June 30, 2004. Please revise your table on Note 8 to reflect the increase in fair value of the stock. Additionally, tell us how you determined the allocation of the increase in fair value to stock based compensation and deferred compensation. Tell us how you recorded previous adjustments to increase the fair value of the stock prior to the six months ended June 30, 2004.
3. We reference your response to our prior comment number 8. Provide the estimated IPO price or range when available. If the difference between the IPO price and the price of the options granted in 2004 is significant please provide us with details of the significant factors contributing to the difference. Please note that we defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

*  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Brooks at (202) 824-8972 or Brain Cascio at
(202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Ad,laja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.


Sincerely,



							Peggy A. Fisher
Assistant Director

cc (via fax):	Davina K. Kaile, Esq., Pillsbury Winthrop LLP
650.233.4545
Gary Johnson
PortalPlayer, Inc.
Page 1